# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Canada Goose Holdings Inc, CIK 0001690511
CUSIP: 135086106
Title of class of securities: SHS SUB VTG
Address of issuer's principal executive offices: 250 Bowie Avenue, Toronto, Ontario Canada (A6), M6E 4Y2
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001985486

## Reporting persons
- Ilex Capital Partners (UK) LLP: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 1,873,174; shared voting power 0; sole dispositive power 1,873,174; shared dispositive power 0; aggregate amount beneficially owned 1,873,174 (4.1% of the class)

## Item 1. Issuer
Name of issuer: Canada Goose Holdings Inc
Address of issuer's principal executive offices: 250 Bowie Avenue, Toronto, CA-ON, M6E 4Y2, CA

## Item 2. Person Filing
Name of person filing: Ilex Capital Partners (UK) LLP, Ilex Master Fund LP
Address of principal business office or, if none, residence: Ilex Capital Partners (UK) LLP - The Kensington Building, 1 Wrights Lane, London, W8 5RY, Kensington And Chelsea, United Kingdom / Ilex Master Fund LP - Please enter the full address of the portfolio
Citizenship: Ilex Capital Partners (UK) LLP - United Kingdom, Ilex Master Fund LP - Please fill in the Country

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Ilex Capital Partners (UK) LLP is authorised and regulated as Alternative Investment Fund Manager by the Financial Conduct Authority.

## Item 4. Ownership
Amount beneficially owned: 1,873,174
Percent of class: 4.1
Sole power to vote or to direct the vote: 1,873,174
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,873,174
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ilex Capital Partners (UK) LLP: Driton Bilali, Chief Compliance Officer (05/14/2026)